# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Incorporated, CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0002018312
Persons authorized to receive notices and communications: Patrick G. Enright, Longitude Capital Partners IV, LLC, 2740 Sand Hill Road, 2nd Floor, Menlo Park, California (CA), 94025, (650) 854-5700

## Reporting persons
- Longitude Capital Partners V, LLC (CIK 0002018312): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,600,399; sole dispositive power 0; shared dispositive power 2,600,399; aggregate amount beneficially owned 2,600,399 (7% of the class)
  Comment: All shares are held of record by LVPV (as defined in Item 2(a) below). LCPV (as defined in Item 2(a) below) is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer (as defined in Item 1(a) below) in its prospectus filed with the United States Securities and Exchange Commission (the Commission) on February 4, 2026 (the Prospectus), including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.
- Longitude Venture Partners V, L.P. (CIK 0001935964): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,600,399; sole dispositive power 0; shared dispositive power 2,600,399; aggregate amount beneficially owned 2,600,399 (7% of the class)
  Comment: All shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer in the Prospectus, including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.
- Longitude 103.8 East Partners, LLC (CIK 0002094273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,053,474; sole dispositive power 0; shared dispositive power 2,053,474; aggregate amount beneficially owned 2,053,474 (5.5% of the class)
  Comment: All shares are held of record by L103 (as defined in Item 2(a) below). L103P (as defined in Item 2(a) below) is the general partner of L103 and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer in the Prospectus, including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.
- Longitude 103.8 East, L.P. (CIK 0002094269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,053,474; sole dispositive power 0; shared dispositive power 2,053,474; aggregate amount beneficially owned 2,053,474 (5.5% of the class)
  Comment: All shares are held of record by L103. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer in the Prospectus, including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.
- Patrick G. Enright (CIK 0001253886): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,653,873; sole dispositive power 0; shared dispositive power 4,653,873; aggregate amount beneficially owned 4,653,873 (12.5% of the class)
  Comment: Consists of (i) 2,600,399 shares of Common Stock held of record by LVPV, and (ii) 2,053,474 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to the shares held by L103. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103 and may each be deemed to share voting and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer in the Prospectus, including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.
- Juliet Tammenoms Bakker (CIK 0001431159): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,653,873; sole dispositive power 0; shared dispositive power 4,653,873; aggregate amount beneficially owned 4,653,873 (12.5% of the class)
  Comment: Consists of (i) 2,600,399 shares of Common Stock held of record by LVPV, and (ii) 2,053,474 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to the shares held by L103. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P and may each be deemed to share voting and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 37,339,464 shares of Common Stock outstanding as of February 5, 2026, as reported by the Issuer in the Prospectus, including the full exercise of the underwriters' option to purchase 2,261,647 additional shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Veradermics, Incorporated
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513

## Item 2. Identity and Background
Name of person filing: This joint statement on Schedule 13D is being filed by Longitude Capital Partners V, LLC (LCPV), Longitude Venture Partners V, L.P. (LVPV), Longitude 103.8 East Partners, LLC (L103P) and Longitude 103.8 East, L.P. (L103 and together with LCPV, LVPV and L103P, the Reporting Entities) and Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker (together, the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of each of LCPV and L103P. LCPV is the general partner of LVPV and L103P is the general partner of L103.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of LCPV and L103P is a limited liability company organized under the laws of the State of Delaware. Each of LVPV and L103 is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In November 2024, LVPV purchased 12,449,165 shares of the Issuer's Series B Preferred Stock for a purchase price of $1.2049 per share and an aggregate purchase price of approximately $15.0 million.

In October 2025, LVPV, together with L103, purchased an aggregate of 23,579,344 shares of the Issuer's Series C Preferred Stock for a purchase price of $1.2723 per share and an aggregate purchase price of approximately $30.0 million.

On February 5, 2026, effective upon the closing of the Issuer's initial public offering of its Common Stock (the Offering), each series of the Issuer's preferred stock automatically converted into shares of the Issuer's Common Stock on a one-for-10.067 basis in connection with the Issuer's reverse stock split for no consideration. Following the conversion, each Reporting Person directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

On February 5, 2026, in connection with the Offering, LVPV purchased 192,647 shares of the Issuer's Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of approximately $3.3 million.

On February 5, 2026, in connection with the Offering, L103 purchased 882,353 shares of the Issuer's Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of approximately $15.0 million.

All shares of the capital stock of the Issuer purchased by LVPV and L103 have been purchased using investment funds provided to LVPV and L103 by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of LVPV and L103, the general partner and limited partners of each of LVPV and L103 may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons and certain of the Issuer's other investors entered into the Third Amended and Restated Investors' Rights Agreement, dated October 14, 2025 (the Rights Agreement). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-292657) and declared effective by the Commission on January 30, 2026 (the Registration Statement), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of the Reporting Persons entered into lock-up agreements, pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Reporting Persons for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement as attached as Exhibit A to the Underwriting Agreement filed with to the Registration Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated February 12, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Third Amended and Restated Investors' Rights Agreement, dated October 14, 2025, by and among the Registrant and certain of its stockholders, (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 28, 2026 (SEC File No. 333-292657) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 28, 2026 (SEC File No. 333-292657) and incorporated herein by reference).

## Signatures
- Longitude Capital Partners V, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (02/12/2026)
- Longitude Venture Partners V, L.P.: By Longitude Capital Partners V, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (02/12/2026)
- Longitude 103.8 East Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (02/12/2026)
- Longitude 103.8 East, L.P.: By Longitude 103.8 East Partners, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (02/12/2026)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (02/12/2026)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (02/12/2026)